NeoMedia Technologies, Inc. 1515 Walnut Avenue, Suite 100 Boulder, CO 80302 USA T: +1 303 546 7946 www.neom.com

June 17, 2014

Stephen G. Krikorian

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Delivered via Edgar and email - krikorians@sec.gov

Re:	NeoMedia Technologies, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed April 30, 2014

File No. 000-21743

Dear Mr. Krikorian,

Thank you your letter dated June 13, 2014 and our phone conversation with staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission on June 16, 2014. As agreed, our next step is to have a call with your team to discuss the specific issues raised. Once we have that call, we will submit an extension request in order to have the time to respond accordingly based on the timing of that meeting.

Please also note our updated address contained on this letterhead and in our recent SEC filings.

Regards,

/s/ Laura Marriott

Laura Marriott

CEO of NeoMedia Technologies, Inc.

cc.	Barry Baer, CFO of NeoMedia Technologies, Inc.

Clay Parker, K&L Gates